Filed by Gores Metropoulos II, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Gores Metropoulos II, Inc.

Commission File No.: 001-39907

Date: January 7, 2022

Sonder Holdings Inc. Builds Corporate Travel Business With +100 New Accounts

Growth Follows Sonder’s Recent Launch on the Global Distribution System and Partnerships with Leading Travel Management Companies

SAN FRANCISCO (January 7, 2022) - Sonder Holdings Inc. (“Sonder”), a leading next-generation hospitality company that is redefining the guest experience through technology and design, announced today it has added over 100 new corporate travel accounts over the last year as a result of the high demand for its thoughtfully designed, reliable and tech-enabled accommodations among business and group clients.

Sonder has seen increasing corporate travel demand from the technology, hospitality, retail, entertainment and healthcare industries, and nearly half of Sonder’s corporate booked revenue was driven by corporate housing demand. With Sonder locations in major global business hubs, the most popular destinations for corporate and group bookings last year were New York City, Philadelphia, London, Dublin, New Orleans and Palm Springs.

“In this economy, companies offering a compelling relocation package to a prospective hire can really stand out,” shared Situ’s Managing Director Phil Stapleton. “Today, our clients are consistently prioritizing autonomous accommodation spaces that are comfortable, thoughtfully designed, tech-forward and in the right locations. Sonder consistently delivers across all these aspects, helping us provide the outstanding corporate housing experience our clients are looking for, which makes a difference.”

Sonder’s flexible accommodation options span individual hotel rooms to full apartments with multiple bedrooms, which are available for one-night or multi-night stays. Many spaces offer room to spread out and work remotely, with fully-equipped kitchens, living rooms, multiple bedrooms and en-suite laundry. Sonder’s tech-enabled experience makes it easy for travelers to request early check-in or late check-out directly from their phones, and to bypass crowded lobbies via check-in through the Sonder app. Sonder guests also receive instant support through the company’s 24/7 Concierge service through the app.

“We’re incredibly pleased with the traction we’ve seen among this important travel segment since launching a dedicated team focused on this customer base just last year, and to be working with strong partners in the space,” shared Kristen Richter, Vice President of Sales at Sonder. “Our continued growth and working with over 100 corporate clients has proven that there’s a significant need for thoughtfully designed, tech-enabled accommodations among these agencies and travelers.”

Following the launch of its dedicated business travel offering and Global Distribution System connectivity in mid-2021, Sonder recently signed a partnership with ABC Global Services, a leading supplier of services and technology for travel agencies, advisors and professionals. ABC Global Services’ entire global agent network will now benefit from the ability to choose a comfortable, contactless stay at Sonder in more than 35 cities around the world, at preferential rates.

“While corporate travel may look a little different these days, what matters to our clients and their travelers remains the same: a consistent, comfortable and reliable hospitality experience,” shared Dee Runyan, President at ABC Global Services. “We believe that Sonder’s next-generation business model meets that need, delivering an experience that’s innovative, seamless and elevated – with flexible options for different types of stays and travelers.”

Sonder also has active business travel partnerships with Egencia, HotelEngine and TripActions, three top Travel Management Companies.

Business Combination with Gores Metropoulos II

Sonder recently announced that the Registration Statement on Form S-4 filed with the U.S. Securities and Exchange Commission (the “SEC”) on July 7, 2021, as amended by Amendment No. 7 filed on December 20, 2021, was declared effective on December 22, 2021. The Registration Statement was filed in connection with the proposed business combination of Sonder and Gores Metropoulos II, Inc. (Nasdaq: GMII, GMIIW, and GMIIU). A special meeting of Gores Metropoulos II stockholders to approve the business combination will be held on January 14, 2022, at 9:00 a.m. Eastern Time.

Sonder’s common stock and public warrants are expected to be listed on Nasdaq under the ticker symbols “SOND” and “SONDW,” respectively, following the closing of the business combination. Upon completion of the business combination, subject to any redemptions by the public stockholders of Gores Metropoulos II and the payment of transaction expenses at the closing, Sonder expects to have approximately $310 million in PIPE proceeds, up to $450 million in cash in Gores Metropoulos II’s trust account and $165 million of Delayed Draw Notes to fund operations and support new and existing growth initiatives.

About Sonder

Sonder is revolutionizing hospitality through innovative, tech-enabled service and inspiring, thoughtfully designed accommodations combined into one seamless experience. Launched in 2014 and headquartered in San Francisco, Sonder provides a variety of accommodation options — from spacious rooms to fully-equipped suites and apartments — found in over 35 markets spanning ten countries and three continents. The Sonder app gives guests full control over their stay. Complete with self-service features, simple check-in and 24/7 on-the-ground support, amenities and services at Sonder are just a tap away, making a world of better stays open to all.

To learn more, visit www.sonder.com or follow Sonder on Facebook, Twitter or Instagram. Download the Sonder app on Apple or Google Play.

About Gores Metropoulos II, Inc.

Gores Metropoulos II, Inc. (Nasdaq: GMII, GMIIW, and GMIIU) is a special purpose acquisition company sponsored by an affiliate of The Gores Group, LLC, a global investment firm founded in 1987 by Alec Gores, and by an affiliate of Metropoulos & Co. whose Principals are Dean, Evan and Daren Metropoulos. Gores Metropoulos II was formed for the purpose of entering into a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. Messrs. Gores and Metropoulos together have over 100 years of combined experience as entrepreneurs, operators and investors across diverse sectors including industrials, technology, media and entertainment, business services, healthcare and consumer products and services. Over the course of their careers, Messrs. Gores and Metropoulos and their respective teams have invested in more than 180 portfolio companies through varying macroeconomic environments with a consistent, operationally-oriented investment strategy. For more information, please visit www.gores.com.

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Media Contact:

press@sonder.com

Additional Information and Where to Find It

In connection with the proposed business combination, Gores Metropoulos II, Inc. (“Gores Metropoulos II”) has filed a registration statement on Form S-4 (the “Registration Statement”) that includes a preliminary proxy statement, prospectus and consent solicitation statement with respect to Gores Metropoulos II’s securities to be issued in connection with the proposed business combination. The Form S-4 was declared effective by the SEC on December 22, 2021. The definitive proxy statement/prospectus/consent solicitation statement was mailed to all Gores Metropoulos II stockholders as of November 30, 2021, the record date established for voting on the proposed business combination and the other matters to be voted upon at a meeting of Gores Metropoulos II’s stockholders to be held to approve the proposed business combination and other matters (the “Special Meeting”). Gores Metropoulos II may also file other documents regarding the proposed business combination with the SEC. The definitive proxy statement/prospectus/consent solicitation statement contains important information about the proposed business combination and the other matters to be voted upon at the Special Meeting and is not intended to provide the basis for any investment decision or any other decision in respect of such matters. Investors and securityholders will also be able to obtain copies of the definitive proxy statement/prospectus/consent solicitation statement and all other relevant documents filed or that will be filed with the SEC without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to: 6260 Lookout Road, Boulder, CO 80301, attention: Jennifer Kwon Chou, or by contacting Morrow Sodali LLC, Gores Metropoulos II’s proxy solicitor, for help, toll-free at (800) 662-5200 (banks and brokers can call collect at (203) 658-9400).

Participants in Solicitation

Gores Metropoulos II, Sonder and their respective directors and officers may be deemed participants in the solicitation of proxies of Gores Metropoulos II stockholders in connection with the proposed business combination. Gores Metropoulos II stockholders and other interested persons may obtain, without charge, more detailed information regarding the interests of those persons and other persons who may be deemed participants in the proposed business combination by reading Gores Metropoulos II’s registration statement on Form S-1 (File No. 333-251663), which was declared effective by the SEC on January 19, 2021, and the proxy statement/prospectus/consent solicitation statement regarding the proposed business combination.

You may obtain free copies of these documents as described in the preceding paragraph.

Forward-Looking Statements

This press release contains a number of “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements about Sonder’s forecasted revenue growth and cash flow (including Sonder’s outlook for Total Revenue and Adjusted EBITDA for the year ended December 31, 2021), Sonder’s forecasted growth in units (including Sonder’s forecast for growth in Total Portfolio for the year ended December 31, 2021), information concerning Gores Metropoulos II’s or Sonder’s possible or assumed future financial or operating results and metrics, business strategies, debt levels, competitive position, industry environment, potential growth opportunities, future operations, products and services, planned openings, expected unit contractings and the effects of regulation, including whether the proposed business combination will generate returns for stockholders. These forward-looking statements are based on Gores Metropoulos II‘s or Sonder’s management’s current expectations, estimates, projections and beliefs, as well as a number of assumptions concerning future events. When used in this press release, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside Gores Metropoulos II’s or Sonder’s management’s control, that could cause actual results to differ materially from the results discussed in the forward-looking statements. These risks, uncertainties, assumptions and other important factors include, but are not limited to: (a) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement (as amended by that certain Amendment No. 1 to Agreement and Plan of Merger, dated October 27, 2021 (“Amendment No. 1”)) and the proposed business combination contemplated thereby; (b) the inability to complete the proposed business combination due to the failure to obtain approval of the stockholders of Gores Metropoulos II or other conditions to closing in the Merger Agreement (as amended by Amendment No. 1); (c) the ability to meet Nasdaq’s listing standards following the consummation of the proposed business combination; (d) the inability to complete the private placement transactions in connection with the business combination as described in the Registration Statement; (e) the risk that the proposed business combination disrupts current plans and operations of Sonder or its subsidiaries as a result of the announcement and consummation of the transactions described herein; (f) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (g) costs related to the proposed business combination; (h) changes in applicable laws or regulations, including legal or regulatory developments (such as the SEC’s statement on accounting and reporting considerations for warrants in special purpose acquisition companies); (i) the possibility that Sonder may be adversely affected by other economic, business and/or competitive factors; (j) risks related to the impact of the COVID-19 pandemic, including the Omicron and other variants and potential governmental and other restrictions (including travel restrictions) resulting therefrom; and (k) other risks and uncertainties described in the final proxy statement/prospectus/consent solicitation statement, including those under the heading “Risk Factors” therein, and other documents filed by Gores Metropoulos II from time to time with the SEC. You are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Except as required by law, neither Gores Metropoulos II nor Sonder undertakes any obligation to update or revise its forward-looking statements to reflect events or circumstances after the date of this report. Additional risks and uncertainties are identified and discussed in Gores Metropoulos II’s reports filed and to be filed with the SEC and available at the SEC’s website at www.sec.gov.

No Offer or Solicitation

This communication relates to a proposed business combination between Gores Metropoulos II and Sonder. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.